Norske Skog

Skogn, 2002-10-18

United States Securities and Exchange Commission
Washington DC 20549

USA

02055558

02 OCT 29 AM 11:14

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, October 18, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange October 18, 2002

dlw 10/30

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Restructuring Forestia

Particleboard producer Forestia A.S, in which Norske Skog has a 90% ownership, is about to undergo a significant restructuring. Yesterday, Forestia's board decided to establish a new plant structure, which involves closing down Forestia Agnes, while producing full at the plants in Braskereidfoss, Kvam and Grubhei. Sixty-three employees at Agnes will be laid off. Negotiations with the trade unions will start immediately.

The goal with the restructuring is to take the company to an acceptable profit level with an instant result improvement of over NOK 50 million. Additional improvements to secure the company for the long-term will also be necessary due to the market situation and the strong NOK.

Forestia has struggled for many years in a highly competitive market. During the last year, the company went through a reorganization program to improve its results. This program has lead to progress, although insufficient to lay the foundation for a sustained increase in profitability.

Oxenøen, 18 October 2002

NORSKE SKOG
Corporate Communication

Contact persons:
Media: Director Pål Stensaas, phone + 47 67 59 93 47/+47 952 86 006
Financial Markets: Vice President IR Jarle Langfjæran, phone + 47 74 08 72 82
or + 47 909 78 434.